UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-35385

STERLING BANCORP
(WEBSTER FINANCIAL CORPORATION, AS SUCCESSOR BY MERGER TO STERLING BANCORP)
(Exact name of registrant as specified in its charter)

c/o Webster Financial Corporation
200 Elm Street
Stamford, Connecticut  06902
(203) 578-2202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Depositary Shares, each representing 1/40th interest in a share of
6.50% Non-Cumulative Perpetual Preferred Stock, Series A
(Title of each class of securities covered by this Form)

4.00% Fixed-to-Floating Rate Subordinated Notes due 2029
3.875% Fixed-to-Floating Rate Subordinated Notes due 2030
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share:  0*

Depositary Shares, each representing 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A:  0*

*
On April 18, 2021, Sterling Bancorp (the “Registrant”) entered into an Agreement and Plan of Merger with Webster Financial Corporation (“Webster”), pursuant to which, on January 31, 2022, the Registrant merged with and into Webster, with Webster continuing as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Webster Financial Corporation, as successor by merger to Sterling Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2022	WEBSTER FINANCIAL CORPORATION (as successor by merger to Sterling Bancorp)

	By:	/s/ John R. Ciulla
		Name:	John R. Ciulla
		Title:	President and Chief Executive Officer